PRIME ACQUISITION CORP.
+886-972-328-345 // +1-408-621-8345
WYU@CANSBRIDGE.COM

WILLIAM YU
PRESIDENT/CFO

February 22, 2013

Mr. Marco Prete
Chairman
BHN Srl.
Via Torino 61
20123 Milano
ITALY

Attn: Mr. Prete

Re: Prime Acquisition Corp. – Letter of Intent – Transaction with BHN Srl.

Dear Sirs:

This Letter of Intent ("LOI") confirms our discussions regarding a proposed acquisition by Prime Acquisition Corp. ("Prime") of a newly formed entity (the "Target") which will, directly or indirectly, own the properties preliminarily described on Exhibit A attached hereto. [The Target will be a third party entity not affiliated with either BHN LLC or BHN Srl. (collectively, "BHN").] This LOI is intended to be a binding agreement of the parties regarding the terms of the proposed transaction, to be incorporated into and superseded by Definitive Documentation (as defined below).

1. Structure; Transaction Consideration

a. Structure. Prime, a special purpose acquisition company whose common stock trades on the Nasdaq Stock Exchange under the symbol "PACQ," holds in trust and its operating accounts approximately $36.5 million which would be used in connection with its acquisition of the Target. The acquisition would be accomplished by a mutually agreed mechanism (the "Transaction") whereby the Target shareholders will become shareholders of Prime and the Target will become a wholly owned subsidiary of Prime all in accordance with the terms of an agreement (the "Agreement") to be negotiated by the parties and the Target shareholders. We refer to Prime and the Target jointly following the Transaction as the "combined company." The parties will jointly determine the optimum tax structure for the Transaction in order to best satisfy tax planning, regulatory and other considerations. The list of properties contained in Exhibit A may be amended and/or supplemented by BHN prior to the execution of the Agreement without the prior written consent of Prime, provided that the value of the properties

included in the Transaction do not have a value that varies by more than 20% from the value of the properties included on Exhibit A.

b. Transaction Consideration. The transaction consideration will be approximately USD$200 million in a combination of equity and indirect assumption of debt, based upon the financial and other information and projections provided with respect to the Target, Prime's understanding of the Target's business, and the due diligence conducted by Prime, subject to appropriate adjustment for the value of the properties that are included in the Transaction. Based on the foregoing, the parties agree that consideration will be in the following form:

i. Debt. The indirect assumption of approximately $175 mm of debt financing owed by the Target to third party lenders.

ii. Equity Payments Such number of newly issued ordinary shares of Prime equal to the value of the assets acquired, less the assumed debt financing, divided by $10.00 (each share is valued at $10.00)

c. Founder Units: The founders agree that if $5mm is retained in the trust at closing, the founders shall cancel all Founder Units other than 716,088 (the "Remaining Founder Units"), such Remaining Founder Units to be unencumbered by future share performance clauses.

2. Post Closing Officers and Directors: Upon the closing of the Transaction, (i) all of the officers of Prime serving at the time of the Transaction shall resign their respective positions with Prime, which resignations shall be effective immediately, and (ii) the board of directors of Prime shall be reconstituted such that if the reconstituted board consists of seven members, it shall include one person currently serving as members of the board of Prime for one year. The remaining members of the board shall be nominated by BHN or the Target shareholders.

3. Post Closing Covenant: BHN shall cause, and shall cause the Target shareholders to cause, the combined company to file a Registration Statement covering the Founders Units with the SEC within six months after the Transaction. In the event that the Registration Statement is not filed within that time period, the combined company shall be obligated to pay the Founders a penalty of $50,000 per month until the Registration Statement is filed.

4. Financial Statements. Following the execution of this letter of intent, BHN shall use its best efforts to provide Prime as quickly as practicable with (a) audited individual and consolidated financial statements of the Target and each of its subsidiaries for at least its three most recent fiscal years ("Audited Financial Statements") and (b) unaudited financial information for the period January 1, 2013 up to and including the conclusion of the most recent quarterly interim reporting period ("Interim Reporting Period"). Thereafter, BHN

shall provide Prime with interim financial information for each Target entity no later than forty-five (45) days after the end of each calendar quarter.

5. Definitive Documentation. Prime and BHN shall use their best efforts to, and BHN shall use its best efforts to cause the Target and the Target shareholders to, negotiate in good faith to finalize and execute a binding definitive Agreement by April 15, 2013 (and sooner if possible), containing terms and conditions consistent with those described herein, and other covenants, representations, warranties, indemnities, closing conditions and other provisions customary for transactions of this type, and (b) such other ancillary agreements as are customary to consummate the transactions contemplated hereby, including a management agreement between BHN and the combined company (collectively, the "Definitive Documentation").

6. Closing Conditions. The closing of the transactions contemplated herein would be conditioned upon the following:

   a. execution of Definitive Documentation satisfactory to all parties, including BHN, Prime, the Target and the Target shareholders;

   b. receipt of all required third party, regulatory and governmental approvals, consents and clearances;

   c. Prime being satisfied with the completion of its business and legal due diligence investigation of the Target;

   d. BHN and Target being satisfied with the completion of its business and legal due diligence investigation of Prime;

   e. receipt of all necessary corporate approvals, including the approval of the shareholders of Prime and the Target shareholders;

   f. Prime remaining listed on NASDAQ until the consummation of the Transaction and receiving approval from NASDAQ to continue its listing following the consummation of the Transaction;

   g. shareholders of the Target that are employees shall have entered into employment agreements containing customary provisions; and

   h. the satisfaction of any additional conditions to each party's obligations as are set forth in the Definitive Documentation (which will include that there not have been any material adverse change in the Target's business or the occurrence of any event that is likely to have a material adverse effect on the Target's business during the period between the date the Definitive Documentation is signed and the closing date).

7. Access. During the period from the date hereof until the termination of this LOI as provided in Paragraph 10 below, Prime and its representatives shall be provided reasonable access to

examine the Target's properties, books of account, corporate and human resources records and all other materials and information relating to the Target's business, assets and liabilities, and the Target shall cause its officers and employees to cooperate with such examination. During the period from the date hereof until the termination of this LOI as provided in Paragraph 10 below, BHN and the Target and their representatives shall be provided reasonable access to examine Prime's properties, books of account, corporate and human resources records and all other materials and information relating to Prime's business, assets and liabilities, and Prime shall cause its officers and employees to cooperate with such examination.

8. Disclosure; Publicity. Prime will announce the LOI no later than February ___, 2013. Prime and BHN will work jointly on such an announcement.

9. Exclusivity. BHN hereby agrees that, from the date hereof through March 30, 2013, or September 30, 2013 if Prime's shareholders approve the extension of time in which Prime must complete a business combination (as may be extended as mutually agreed by the parties hereto) (the "Exclusive Period"), neither it, nor any of its officers, directors, employees, agents or representatives (including, without limitation, their respective attorneys and accountants) shall, directly or indirectly, initiate, solicit or encourage discussions, proposals, inquiries or offers, or negotiate or discuss any proposal with any person or entity, relating to or concerning any transaction similar to, or having the same effect as, the transaction proposed by this LOI pursuant to which control of the Target is conveyed, directly or indirectly, to a third party (each, an "Alternative Transaction"), nor shall any such person enter into any agreement relating to any such Alternative Transaction. In the event that any party receives an unsolicited offer for an Alternative Transaction from a third party, such receiving party shall notify the other parties of such third-party offer as soon as practicable, but in no event later than the next business day after receiving such offer.

10. Expenses. In the event the Proposed Transaction is consummated, the combined company will be responsible for the fees and expenses incurred by BHN, Target and Prime in connection with the Transaction. In the event that the Proposed Transaction is not consummated, Prime and BHN will each be responsible for their own fees and expenses in connection with the Transaction.

11. Termination. This LOI shall terminate on, and have no effect following the earlier of (i) the date Prime's corporate existence is terminated, (ii) the execution of the Definitive Documentation, provided that such termination shall not excuse any breach arising prior to the date of such termination, (iii) the date a breaching party receives notice of termination of this LOI from a non-breaching party of termination due to the material breach of the breaching party, (iv) in the event that the Audited Financial Statements are not delivered to Prime within ninety (90) days after the date hereof, the date BHN receives notice of termination of this LOI from Prime, (v) the failure of Prime to receive the necessary vote approving the extension of Prime's corporate existence by March 31, 2013, (vi) if less than $5,000,000 is retained in the trust account at the closing of the extension tender offer, or (vii) in the event that Prime is delisted from Nasdaq, on the date of such delisting.

12. <u>Trust Fund Waiver</u>. BHN has read Prime's Final Prospectus, dated March 24, 2011, and understands that Prime has established a trust fund, initially in an amount of $36,088,000, for the benefit of Prime's public stockholders and that Prime may disburse monies from the trust fund only: (i) to the public stockholders in the event they elect to convert their shares, (ii) to the public stockholders upon the liquidation of Prime if Prime fails to consummate a business combination, or (iii) to Prime after, or concurrently with, the consummation of a business combination. For and in consideration of Prime discussing potential transactions with BHN, BHN agrees, and shall cause each of the Target and the Target shareholders to agree, that it does not have any right, title, interest or claim of any kind in or to any monies in the trust fund ("<u>Claim</u>") and waives, and shall cause each of the Target and the Target shareholders to waive, any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Prime and will not seek recourse against the trust fund for any reason whatsoever. This Paragraph 11 shall survive the termination of this LOI for any reason.

13. <u>Governing Law</u>. This LOI shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable conflicts of law principles. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby and agrees not to commence any litigation relating thereto except in such courts.

14. <u>Entire Agreement; Amendment; Assignment</u>. This LOI, together with that certain confidentiality agreement entered into between Prime and BHN, represents the entire understanding of the parties with respect to the terms of Prime's proposed acquisition of the Target, and supersedes all prior and/or contemporaneous agreements, representations and understandings, written or oral. This LOI may only be amended, modified or extended by a written agreement signed by both of the parties hereto. This LOI may not be assigned without the other party's written consent.

15.

16. Counterparts. This LOI may be signed in two or more original, facsimile or electronically transmitted signed counterparts, any one of which need not contain the signature of more than one party, but all such counterparts will constitute one and the same agreement.

Very truly yours,

PRIME ACQUISITION CORP.

____
By: William Yu
Title: President & CFO

Acknowledged and Agreed:

BHN Srl.

____
By: Marco Prete
Title: Chairman

Very truly yours,

PRIME ACQUISITION CORP.

By: William Yu
Title: President & CFO

Acknowledged and Agreed:

BHN Srl.

By: Marco Prete
Title: Chairman